UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 13 - 2011 issued by TORM A/S to The Copenhagen Stock Exchange on August 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: September 13, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Second quarter report 2011

TORM recognised a loss before tax as expected of USD 69 million in the first half of 2011.
"Q2 2011 had temporary rate spikes and TORM has during Q2 2011 improved its medium term debt structure and liquidity position and continued to deliver freight rates above benchmarks. However, the near-term outlook is affected by the renewed uncertainty on the global economy and freight markets," says CEO Jacob Meldgaard.

•
EBITDA for the second quarter of 2011 was USD 30 million, compared to USD 24 million in the second quarter of 2010. Gains from vessel sales in the second quarter of 2011 were USD 7 million compared to no gains for the same period in 2010. The result before tax was a loss of USD 24 million, which is in line with the second quarter of 2010. For the first half of 2011, a loss before tax of USD 69 million was recognised, compared to a loss of USD 22 million in the first half of 2010.

•
The product tanker market experienced a temporary surge in demand in the western hemisphere in the second quarter of 2011 as most western arbitrage opportunities were open in April and May. However, the continued oversupply of tonnage and the adverse effects from Japan and Libya as well as the release of strategic petroleum reserves have postponed the market recovery.

•
The bulk market was in the second quarter of 2011 influenced by the Japanese earthquake as the Japanese industry remained in distress and caused disruption to the global production. Continued tonnage inflow and dedicated Japanese vessels entering the market put the bulk freight market under pressure.

•
As announced on 28 June 2011, TORM has agreed to an amendment of a revolving credit facility agreement of USD 900 million that matures in 2013 with a bullet payment of USD 630 million. The agreement extends the facility to 2015 where it matures with a bullet payment of USD 480 million. TORM will, as a part of the agreement, secure that the cash equity injection of USD 100 million, as announced on 14 April 2011, will be completed by mid-December 2011 at the latest. The exact timing of the equity issue will depend on the current unrest on the global capital markets.

•
Two MR newbuildings with delivery in 2012 have been deferred until the second quarter of 2013 and the second quarter of 2014. In the second quarter of 2011, TORM sold an older product tanker, Potrero, while the product tankers TORM Marie and TORM Margrethe were sold in sale and leaseback agreements with purchase options.

•	Net interest-bearing debt was down in the second quarter of 2011 to USD 1,824 million from USD 1,853 million as at 31 March 2011.

•	Undrawn credit facilities and cash constituted USD 288 million at the end of the second quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 167 million.

•	Equity amounted to USD 1,037 million as at 30 June 2011, equivalent to USD 14.9 per share, excluding treasury shares, giving TORM an equity ratio of 32%.

•	By 30 June 2011, TORM had covered 18% of the remaining tanker earning days in 2011 at USD/day 14,659 and 75% of the remaining bulk earning days at USD/day 15,742.

•
TORM previously announced a forecasted loss before tax for 2011 of USD 100-125 million. The expectations for the full year of 2011 are characterised by great uncertainty due to the global economy, the volatility in the freight rates and TORM's open earning days in the product tanker segment. A change of USD/day of 1,000 in freight rates will currently impact the profit before tax by app. USD 15 million. TORM continues to expect improving medium and long-term supply and demand fundamentals for the product tanker market. If, though, the market conditions and freight rates remain unchanged for the rest of the year compared to now, this will impact the forecast negatively by app. USD 50 million. Therefore, the forecast for the full year of 2011 is now a loss before tax of USD 100-175 million.

Announcement no.13 / 18 August 2011	Second quarter report 2011	1 of 20

Teleconference	Contact TORM A/S
TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.
Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Key figures

				Q1-Q2	Q1-Q2
Million USD		Q2 2011	Q2 2010	2011	2010	2010
Income statement
Revenue		335.7	201.3	606.1	406.8	856.1
Time charter equivalent earnings (TCE)		178.8	130.2	326.3	277.7	560.6
Gross profit		39.1	41.1	66.9	97.0	179.8
EBITDA		29.5	23.6	33.6	78.9	96.8
Operating profit (EBIT)		-7.0	-10.8	-39.5	9.5	-79.6
Profit/(loss) before tax		-23.7	-24.4	-68.6	-21.8	-136.2
Net profit/(loss)		-24.3	-24.1	-69.6	-21.8	-135.3
Balance sheet
Total assets		3,201.8	3,210.2	3,201.8	3,210.2	3,286.1
Equity		1,036.9	1,219.9	1,036.9	1,219.9	1,115.3
Total liabilities		2,164.9	1,990.3	2,164.9	1,990.3	2,170.8
Invested capital		2,857.7	2,908.6	2,857.7	2,908.6	2,987.0
Net interest bearing debt		1,823.9	1,691.4	1,823.9	1,691.4	1,874.7
Cash flow
From operating activities		-30.2	-0.2	-41.3	20.7	-0.6
From investing activities		60.3	-68.3	93.4	-27.2	-186.9
Thereof investment in tangible fixed assets		-34.4	-69.6	-102.4	-93.2	-253.9
From financing activities		-25.4	3.3	-25.0	5.8	185.6
Total net cash flow		4.7	-65.2	27.1	-0.7	-1.9
Key financial figures
Gross margins:
TCE		53.3%	64.7%	53.8%	68.3%	65.5%
Gross profit		11.6%	20.4%	11.0%	23.8%	21.0%
EBITDA		8.8%	11.7%	5.5%	19.4%	11.3%
Operating profit		-2.1%	-5.4%	-6.5%	2.3%	-9.3%
Return on Equity (RoE) (p.a.)*)		-10.7%	-7.8%	-12.9%	-5.2%	-11.4%
Return on Invested Capital (RoIC) (p.a.)**)		-1.7%	-1.5%	-2.8%	0.0%	-2.7%
Equity ratio		32.4%	38.0%	32.4%	38.0%	33.9%
Exchange rate USD/DKK, end of period		5.16	6.07	5.16	6.07	5.61
Exchange rate USD/DKK, average		5.18	5.86	5.32	5.62	5.62
Share related key figures
Earnings per share, EPS	USD	-0.3	-0.3	-1.0	-0.3	-2.0
Diluted earnings per share, EPS	USD	-0.3	-0.3	-1.0	-0.3	-2.0
Cash flow per share, CFPS	USD	-0.4	0.0	-0.6	0.3	0.0
Share price, end of period (per share of DKK 5 each)	DKK	21.7	46.1	21.7	46.1	39.7
Number of shares, end of period	Million	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.5	69.3	69.6	69.3	69.3

*)    Gains/losses from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualised when calculating the return on equity.

**)   Gains/losses from sale of vessels are not annualised when calculating the Return on Invested Capital.

Announcement no.13 / 18 August 2011	Second quarter report 2011	2 of 20

Results
The result before tax for the second quarter of 2011 was a loss of USD 24 million, which is in line with the result for the same period in 2010. The result before depreciation (EBITDA) for the period was USD 30 million, compared to USD 24 million in the second quarter of 2010.

The Tanker Division reported an operating profit of USD 1 million in the first quarter of 2011, compared to an operating loss of USD 11 million in the same period last year. The result for the second quarter of 2011 was impacted by a gain of USD 7 million from sale of vessels.

The Bulk Division had an operating loss in the second quarter of 2011 of USD 7 million, compared to a gain of USD 2 million in the second quarter of 2010.

Other (not allocated) activities include a loss on investments in joint ventures of USD 2 million, financial items of USD 17 million and tax of USD 1 million.

Million USD	Q2 2011				Q1-Q2 2011
	Tanker Division	Bulk Division	Not allocated	Total	Tanker Division	Bulk Division	Not allocated	Total

Revenue	259.2	76.5	0.0	335.7	478.4	127.7	0.0	606.1
Port expenses, bunkers and commissions	-129.8	-30.1	0.0	-159.9	-238.3	-51.4	0.0	-289.7
Freight and bunkers derivatives	0.6	2.4	0.0	3.0	0.3	9.6	0.0	9.9
Time charter equivalent earnings	130.0	48.8	0.0	178.8	240.4	85.9	0.0	326.3
Charter hire	-49.1	-50.5	0.0	-99.6	-94.8	-81.4	0.0	-176.2
Operating expenses	-39.4	-0.7	0.0	-40.1	-81.6	-1.6	0.0	-83.2
Gross profit (Net earnings from shipping activities)	41.5	-2.4	0.0	39.1	64.0	2.9	0.0	66.9
Profit from sale of vessels	7.2	-0.1	0.0	7.1	1.8	-0.4	0.0	1.4
Administrative expenses	-14.3	-3.4	0.0	-17.7	-28.9	-5.9	0.0	-34.8
Other operating income	2.2	0.1	0.0	2.3	2.4	0.1	0.0	2.5
Share of results of jointly controlled entities	0.5	0.0	-1.8	-1.3	1.4	0.0	-3.8	-2.4
EBITDA	37.1	-5.8	-1.8	29.5	40.7	-3.3	-3.8	33.6
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-35.6	-0.9	0.0	-36.5	-71.5	-1.6	0.0	-73.1
Operating profit (EBIT)	1.5	-6.7	-1.8	-7.0	-30.8	-4.9	-3.8	-39.5
Financial items	-	-	-16.7	-16.7	-	-	-29.1	-29.1
Profit/(loss) before tax	-	-	-18.5	-23.7	-	-	-32.9	-68.6
Tax	-	-	-0.6	-0.6	-	-	-1.0	-1.0
Net profit/(loss) for the period	-	-	-19.1	-24.3	-	-	-33.9	-69.6

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in 'Not-allocated'.

Announcement no.13 / 18 August 2011	Second quarter report 2011	3 of 20

Outlook and coverage

TORM previously announced a forecasted loss before tax for 2011 of USD 100-125 million. The expectations for the full year of 2011 are characterised by great uncertainty due to the global economy, the volatility in the freight rates and TORM's open earning days in the product tanker segment. With 15,486 earning days for 2011 open as at 30 June 2011, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by app. USD 15 million. TORM continues to expect improving medium and long-term supply and demand fundamentals for the product tanker market. If, though, the market conditions and freight rates remain unchanged for the rest of the year compared to now, this will impact the forecast negatively by app. USD 50 million. Therefore, the forecast for the full year of 2011 is now a loss before tax of USD 100-175 million.

As at 30 June 2011, TORM had covered 18% of the remaining earning days in 2011 in the Tanker Division at USD/day 14,659 and 75% of the remaining earning days in the Bulk Division at USD/day 15,742. The table below shows the figures for 2011 for the period from 1 July to 31 December. 2012 and 2013 are full year figures.

	2011	2012	2013	2011	2012	2013
	Owned days
LR2	2,013	4,000	3,989
LR1	1,282	2,550	2,543
MR	6,992	14,391	14,781
SR	1,971	4,004	3,993
Tanker Division	12,258	24,945	25,306
Panamax	366	769	1,423
Handymax	-	-	-
Bulk Division	366	769	1,423
Total	12,624	25,714	26,729

	T/C-in days			T/C-in costs (USD/day)
LR2	346	732	730	21,243	21,552	21,762
LR1	3,042	4,819	2,978	21,653	21,909	23,882
MR	2,191	3,820	3,575	16,088	15,549	15,594
SR	-	-	-	-	-	-
Tanker Division	5,579	9,371	7,283	19,442	19,288	19,601
Panamax	2,540	4,342	4,148	15,536	15,894	16,200
Handymax	816	696	363	15,753	16,854	15,995
Bulk Division	3,356	5,038	4,511	15,588	16,026	16,184
Total	8,935	14,409	11,794	17,995	18,148	18,294

	Total physical days			Covered days
LR2	2,359	4,732	4,719	400	174	-
LR1	4,324	7,369	5,521	690	532	365
MR	9,183	18,211	18,356	1,100	406	-
SR	1,971	4,004	3,993	1,104	318	-
Tanker Division	17,837	34,316	32,589	3,294	1,430	365
Panamax	2,906	5,111	5,571	1,584	430	-
Handymax	816	696	363	1,196	909	909
Bulk Division	3,722	5,807	5,934	2,779	1,339	909
Total	21,559	40,123	38,523	6,073	2,769	1,274

	Covered %			Coverage rates (USD/day)
LR2	17%	4%	0%	19,144	20,491	-
LR1	16%	7%	7%	14,219	17,476	15,666
MR	12%	2%	0%	15,091	15,497	-
SR	56%	8%	0%	12,878	12,711	-
Tanker Division	18%	4%	1%	14,659	16,220	15,666
Panamax	54%	8%	0%	16,949	21,323	-
Handymax	147%	131%	250%	14,142	16,611	16,611
Bulk Division	75%	23%	15%	15,742	18,124	16,611
Total	28%	7%	3%	15,155	17,141	16,340

Fair value of freight rate contracts that are mark-to-market in the income statement (USD million):
Contracts not included above		0.0
Contracts included above		7.4

Notes

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries. T/C-in costs do no include potential extra payments from profit split arrangements. In case of vessels on bareboat charters, estimated operating expense are added to the bareboat hire expenses.

Announcement no.13 / 18 August 2011	Second quarter report 2011	4 of 20

Tanker Division
The months of April and May 2011 experienced a firmer product tanker market, as most western arbitrage opportunities were open. The demand for tonnage west of Suez increased with the halt of Japanese exports to the West Coast of South America while the increased spread for US diesel due to the difference between Brent and WTI crude prices resulted in increased diesel exports from the USA. In addition to this, increased gasoline movements into both the USA and South America added to the tonnage demand. The Eastern market remained weak. Transport volumes of naphtha were lower as eastern domestic consumption was lower than expected and oversupply of tonnage remained an issue.

In the second half of May and June, most of the arbitrage opportunities in the western hemisphere ceased. This made the two-tier Western and Eastern markets converge into one product tanker market that was affected by the continued oversupply of tonnage. In addition, the release of strategic petroleum reserves in the USA and Europe has constrained the demand for transportation of dirty and clean products.

The global fleet grew by ~3% in the first half of 2011. The slippage in newbuilding deliveries continued in the second quarter of 2011 and was around 60% compared to the order book ultimo 2010.

TORM achieved LR2 spot rates of USD/day 10,612 in the second quarter of 2011, which was rather atypical and below the spot rates for other segments. The main reasons were overcapacity, reduced naphtha demand and a weak Aframax market. LR1 spot rates were at USD/day 15,174, as TORM benefitted from being positioned in the stronger Western market. MR spot rates obtained in the second quarter of 2011 were USD/day 15,315 driven by the surge in demand for transportation in the western markets where TORM was well positioned. This is the highest spot rates obtained by TORM since the first quarter of 2009. SR spot rates were USD/day 13,403.

Tanker Division	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Change Q2 10 - Q2 11	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,122	1,098	1,193	1,157	1,153	3%
Spot rates1)	17,185	19,848	17,061	10,890	10,612	-38%
TCE per earning day2)	15,505	17,672	18,565	13,524	12,542	-19%	15,576
Operating days	1,092	1,104	1,196	1,170	1,183	8%
Operating expenses per operating day3)	6,301	6,571	6,614	7,698	5,781	-8%	6,666
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,777	2,094	2,195	2,085	2,164	22%
Spot rates1)	14,903	14,662	10,750	14,435	15,174	2%
TCE per earning day2)	15,509	14,628	12,172	14,654	14,962	-4%	14,104
Operating days	749	714	644	630	637	-15%
Operating expenses per operating day3)	5,420	5,729	5,650	6,577	6,135	13%	6,023
MR (40-60,000 DWT)
Available earning days	3,916	4,212	4,053	4,263	4,373	12%
Spot rates1)	12,567	13,753	12,524	12,760	15,315	22%
TCE per earning day2)	12,363	14,280	11,993	12,768	15,867	28%	13,727
Operating days	2,951	3,128	3,281	3,412	3,549	20%
Operating expenses per operating day3)	6,053	6,388	6,261	6,628	6,629	10%	6,477
SR (25-40,000 DWT)
Available earning days	979	951	1,007	969	996	2%
Spot rates1)	13,673	9,478	9,692	10,410	13,403	-2%
TCE per earning day2)	16,099	13,851	12,090	11,319	11,983	-26%	12,311
Operating days	1,001	1,012	1,012	990	1,001	0%
Operating expenses per operating day3)	4,821	6,274	6,075	6,517	5,183	8%	6,012

1) Spot rates = Time charter equivalent earnings for all charters with less than 6 months duration = Gross freight income less bunker, commissions and port expenses.

2) TCE = Time charter equivalent earnings = gross freight income less bunker, commissions and port expenses.

3) Operating expenses are related to owned vessels.

Announcement no.13 / 18 August 2011	Second quarter report 2011	5 of 20

Bulk Division
The impact of the Japanese earthquake had a negative influence on the market in the second quarter of 2011 and affected the global production, as Japanese sub-suppliers remained in distress and caused global disruption. As a result, a high number of vessels dedicated to the trading in and out of Japan became open in the market, thereby affecting other trades. The signs of a stronger grain season in the end of the first quarter of 2011 did not materialise due to a higher number of vessels ballasting from the Far East to South America.

The number of newbuilding deliveries in the second quarter of 2011 continued at high levels for Handymax and Panamax with 83 and 73 vessels, respectively. This corresponds to a global bulk fleet growth of roughly 4% in the second quarter of 2011.

These market effects impacted TORM on the open days for the second quarter of 2011. TORM's Panamax TCE earnings were in the second quarter of 2011 USD/day 16,015 or 14% below the second quarter of 2010. The realised second quarter 2011 TCE earnings for Handymax were USD/day 12,554, which is slightly up compared to the first quarter of 2011.

The Bulk Division's results were negatively affected by the market conditions in the second quarter of 2011, as TORM's bulk fleet on short term contracts was increased in anticipation of a seasonal upturn in the second quarter of 2011.

Bulk Division	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Change Q2 10 - Q2 11	12 month avg.

Panamax (60-80,000 DWT)
Available earning days	1,060	1,189	1,193	1,524	2,068	95%
TCE per earning day1)	18,611	20,418	19,294	15,851	16,015	-14%	17,895
Operating days	182	184	184	180	182	0%
Operating expenses per operating day2)	4,603	4,297	3,505	4,836	3,904	-15%	4,136
Handymax (40-55,000 DWT)
Available earning days	-	-	30	566	1,133	n.a.
TCE per earning day1)	-	-	11,919	11,544	12,554	n.a.	9,004
Operating days	-	-	-	-	-	n.a.
Operating expenses per operating day2)	-	-	-	-	-	n.a.	-

1) TCE = Time charter equivalent earnings = gross freight income less bunker, commissions and port expenses.

2) Operating expenses are related to owned vessels.

Announcement no.13 / 18 August 2011	Second quarter report 2011	6 of 20

Fleet development
In the second quarter of 2011, TORM sold the product tanker Potrero (built in 1999) as a natural consequence of TORM's strategy to own and operate a modern fleet. Potrero was physically delivered in early July to the new owners. Furthermore, TORM has conducted two operational sale and leaseback agreements for the product tankers TORM Marie and TORM Margrethe. Both vessels are leased back to TORM on bareboat charters for seven years with purchase options.

TORM's current fleet and planned future changes are shown in the table below. At the end of the second quarter of 2011, TORM thus owned 68.5 product tankers and two bulk vessels. In addition, TORM had chartered-in 30 product tankers and 14 dry bulk vessels on longer time charter contracts (minimum one year contracts) and 17 dry bulk vessels on shorter time charter contracts (less than one year contracts). Another 26 product tankers were either in pools or under commercial management with TORM.

TORM did not order any vessels in the second quarter of 2011. Thus the order book stands at four MR vessels and two Kamsarmaxes. Outstanding CAPEX relating to the order book amounted to USD 167 million.

TORM has in the second quarter of 2011 agreed to defer two MR newbuildings with delivery in 2012. They are now expected to be delivered in the second quarter of 2013 and the second quarter of 2014, respectively.

# of vessels	Current fleet			Newbuildings and T/C-in deliveries with a period >= 12 months
	Q1 2011	Changes	Q2 2011	Q2 2011	Q3 2011	Q4 2011	2012	2013	2014

Owned vessels
LR2	13.0	(2.0)	11.0
LR1	7.5	-	7.5
MR	39.0	-	39.0			1.0	1.0	1.0	1.0
SR	11.0	-	11.0
Tanker Division	70.5	(2.0)	68.5	-	-	1.0	1.0	1.0	1.0
Panamax	2.0	-	2.0				1.0	1.0
Handymax	-	-	-
Bulk Division	2.0	-	2.0	-	-	-	1.0	1.0	-
Total	72.5	(2.0)	70.5	-	-	1.0	2.0	2.0	1.0

TC-in vessels with contract period >= 12 months
LR2	-	2.0	2.0
LR1	16.0	1.0	17.0	1.0
MR	11.0	-	11.0	1.0
SR	-	-	-
Tanker Division	27.0	3.0	30.0	2.0	-	-	-	-	-
Panamax	11.0	1.0	12.0	1.0	1.0		2.0	1.0	2.0
Handymax	2.0	-	2.0
Bulk Division	13.0	1.0	14.0	1.0	1.0	-	2.0	1.0	2.0
Total	40.0	4.0	44.0	3.0	1.0	-	2.0	1.0	2.0

TC-in vessels with contract period < 12 months
LR2
LR1
MR
SR
Tanker Division	-	-	-
Panamax	11.0	(2.0)	9.0
Handymax	10.0	(2.0)	8.0
Bulk Division	21.0	(4.0)	17.0
Total	21.0	(4.0)	17.0

Pools/Commercial managment	26.0	-	26.0

Total fleet	159.5		157.5

Note:

The contract duration is defined based on the contractual minimum period and does not include optional periods

There is not committed any newbuildings or T/C-in vessels with delivery after 2014.

Announcement no.13 / 18 August 2011	Second quarter report 2011	7 of 20

Notes on the financial reporting
Accounting policies

The interim report for the first half of 2011 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. Except for the instances mentioned below, the interim report has been prepared using the accounting policies as for the Annual Report for 2010. The accounting policies are described in more detail in the Annual Report for 2010. As from 1 January 2011, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 24 "Related Party Disclosures", amendment to IAS 32 "Financial Instruments: Presentation: Classification of Rights Issues", smaller changes from Improvements to IFRS May 2010, amendment to IFRIC 14 "Prepayments of a Minimum Funding Requirement" and IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments". The new or amended standards and interpretations have not affected recognition and measurement in TORM's interim report for the first half of 2011. The interim report for the first half of 2011 is unaudited, in line with the normal practice.

Income statement

The gross profit for the second quarter of 2011 was USD 39 million, compared to USD 41 million for the corresponding period in 2010.

The second quarter of 2011 was impacted by gains of USD 7 million from sale of vessels, whilst the second quarter of 2010 had no effects from vessel sales. Administrative costs in the second quarter of 2011 were USD 18 million, i.e. in line with the second quarter of 2010.

The result before depreciation (EBITDA) for the period was USD 30 million, compared to USD 24 million for the second quarter of 2010.

Depreciation in the second quarter of 2011 was USD 37 million, up USD 2 million on the second quarter of 2010. This increase was due to addition of tonnage.

The primary operating result for the second quarter of 2011 was a loss of USD 7 million, compared to a loss of USD 11 million in the same quarter of 2010.

The second quarter of 2011 was positively impacted by mark-to-market non-cash adjustments of USD 2 million in total: USD 2 million in connection with FFA/bunker derivatives and the net effect from other financial derivatives amounting to USD 0 million.

The result after tax was a loss of USD 24 million in the second quarter of 2011, as against a loss of USD 24 million in the second quarter of 2010.

Assets

Total assets were down from USD 3,286 million as at 31 December 2010 to USD 3,202 million as at 30 June 2011. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 30 June 2011 supports the book value.

Debt

Net interest-bearing debt was down in the second quarter of 2011 to USD 1,824 million from USD 1,853 million as at 31 March 2011.

As announced on 28 June 2011, TORM has agreed an amendment of a revolving credit facility agreement of USD 900 million that matures in 2013 with a bullet payment of USD 630 million. The agreement extends the facility to 2015 where it matures with a bullet payment of USD 480 million. The Company will, as a part of the agreement, secure that the cash equity injection of USD 100 million will be completed by mid-December 2011 at the latest. The facility will continue with TORM's existing covenant package.

In addition, a market value test will be applicable from 2013 and certain ordinary dividend restrictions will apply.

Announcement no.13 / 18 August 2011	Second quarter report 2011	8 of 20

Equity

Equity declined in the second quarter of 2011 from USD 1,075 million as at 31 March 2011 to USD 1,037 million due to the loss during the period. Equity as a percentage of total assets was 32% as at 30 June 2011, compared to 34% as at 31 December 2010.

TORM held 3,230,432 treasury shares as at 30 June 2011, equivalent to 4.4% of the Company's share capital. This is the same level as of 31 March 2011.

Liquidity
TORM had undrawn credit facilities and cash of USD 288 million at the end of the second quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 167 million.

Post balance sheet events
None.

Financial calendar
TORM's third quarter report for 2011 will be published on 17 November 2011. TORM's complete financial calendar can be found at www.torm.com/IR.

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no.13 / 18 August 2011	Second quarter report 2011	9 of 20

Statement by the Board of Directors and Executive Management
The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 June 2011.

This interim report is unaudited and was produced in accordance with current accounting requirements for listed Danish companies, including IFRS rules on quantifying and reporting which are assumed to apply to the annual report for 2011.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 18 August 2011

Executive Management	Board of Directors
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Niels Erik Nielsen, Chairman Christian Frigast, Deputy Chairman Peter Abildgaard Kari Millum Gardarnar Rasmus Johannes Hoffmann Jesper Jarlbæk Gabriel Panayotides Angelos Papoulias Nicos Zouvelos

Announcement no.13 / 18 August 2011	Second quarter report 2011	10 of 20

Income statement

Million USD	Q2 2011	Q2 2010	Q1-Q2 2011	Q1-Q2 2010	2010

Revenue	335.7	201.3	606.1	406.8	856.1
Port expenses, bunkers and commissions	-159.9	-70.6	-289.7	-130.5	-298.8
Freight and bunkers derivatives	3.0	-0.5	9.9	1.4	3.3

Time charter equivalent earnings	178.8	130.2	326.3	277.7	560.6

Charter hire	-99.6	-54.4	-176.2	-106.1	-228.6
Operating expenses	-40.1	-34.7	-83.2	-74.6	-152.2

Gross profit (Net earnings from shipping activities)	39.1	41.1	66.9	97.0	179.8

Profit from sale of vessels	7.1	0.0	1.4	18.2	1.9
Administrative expenses	-17.7	-17.5	-34.8	-35.6	-78.2
Other operating income	2.3	1.3	2.5	3.0	4.8
Share of results of jointly controlled entities	-1.3	-1.3	-2.4	-3.7	-11.5

EBITDA	29.5	23.6	33.6	78.9	96.8

Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	-35.0
Depreciation and impairment losses	-36.5	-34.4	-73.1	-69.4	-141.4

Operating profit (EBIT)	-7.0	-10.8	-39.5	9.5	-79.6

Financial income	-0.5	0.2	2.0	0.4	2.7
Financial expenses	-16.2	-13.8	-31.1	-31.7	-59.3

Profit/(loss) before tax	-23.7	-24.4	-68.6	-21.8	-136.2

Tax	-0.6	0.3	-1.0	0.0	1.0

Net profit/(loss) for the period	-24.3	-24.1	-69.6	-21.8	-135.2

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-0.3	-0.3	-1.0	-0.3	-2.0
Earnings/(loss) per share, EPS (DKK)*	-1.8	-2.0	-5.3	-1.8	-11.0
Diluted earnings/(loss) per share, (USD)	-0.3	-0.3	-1.0	-0.3	-2.0
Diluted earnings/(loss) per share, (DKK)*	-1.8	-2.0	-5.3	-1.8	-11.0

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no.13 / 18 August 2011	Second quarter report 2011	11 of 20

Statement of comprehensive income

Million USD	Q2 2011	Q2 2010	Q1-Q2 2011	Q1-Q2 2010	2010
Net profit/(loss) for the period	-24.3	-24.1	-69.6	-21.8	-135.2
Other comprehensive income:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	0.0	0.0	0.0	0.0	0.0
Fair value adjustment on hedging instruments	-13.4	-5.4	-10.1	-9.7	-4.9
Value adjustment on hedging instruments transferred to income statement	-0.1	2.3	0.8	3.9	6.3
Value adjustment on hedging instruments transferred to assets	0.0	0.0	0.0	0.0	0.0
Fair value adjustment on available for sale investments		-0.3	0.1	-0.5	-0.2
Transfer to income statement on sale of available for sale investments	0.0	0.0	0.0	0.0	0
Other comprehensive income after tax	-13.6	-3.4	-9.2	-6.3	1.2
Total comprehensive income	-37.9	-27.5	-78.8	-28.1	-134.0

Announcement no.13 / 18 August 2011	Second quarter report 2011	12 of 20

Income statement per quarter

Million USD	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11

Revenue	201.3	225.7	223.6	270.4	335.7
Port expenses, bunkers and commissions	-70.6	-77.4	-90.9	-129.8	-159.9
Freight and bunkers derivatives	-0.5	0.9	1.0	6.9	3.0

Time charter equivalent earnings	130.2	149.2	133.7	147.5	178.8

Charter hire	-54.4	-61.3	-61.2	-76.6	-99.6
Operating expenses	-34.7	-38.6	-39.0	-43.1	-40.1

Gross profit (Net earnings from shipping activities)	41.1	49.3	33.5	27.8	39.1

Profit from sale of vessels	0.0	0.0	-16.3	-5.7	7.1
Administrative expenses	-17.5	-24.5	-18.1	-17.1	-17.7
Other operating income	1.3	0.9	0.9	0.2	2.3
Share of results of jointly controlled entities	-1.3	-3.1	-4.7	-1.1	-1.3

EBITDA	23.6	22.6	-4.7	4.1	29.5

Impairment losses on jointly controlled entities	0.0	0.0	-35.0	0.0	0.0
Depreciation and impairment losses	-34.4	-35.1	-36.9	-36.6	-36.5

Operating profit (EBIT)	-10.8	-12.5	-76.6	-32.5	-7.0

Financial income	0.2	0.7	1.6	2.5	-0.5
Financial expenses	-13.8	-14.9	-12.7	-14.9	-16.2

Profit/(loss) before tax	-24.4	-26.7	-87.7	-44.9	-23.7

Tax	0.3	0.2	0.8	-0.4	-0.6

Net profit/(loss) for the period	-24.1	-26.5	-86.9	-45.3	-24.3

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-0.3	-0.4	-1.3	-0.7	-0.3
Diluted earnings /(loss) per share, (UDS)	-0.3	-0.4	-1.3	-0.7	-0.3

Announcement no.13 / 18 August 2011	Second quarter report 2011	13 of 20

Assets

	30 June	30 June	31 December
Million USD	2011	2010	2010

NON-CURRENT ASSETS

Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.0	2.2	2.1
Total intangible assets	91.2	91.4	91.3

Tangible fixed assets
Land and buildings	2.0	3.6	3.6
Vessels and capitalised dry-docking	2,485.2	2,423.5	2,560.1
Prepayments on vessels	136.8	266.3	227.1
Other plant and operating equipment	9.1	9.3	9.5
Total tangible fixed assets	2,633.1	2,702.7	2,800.3

Financial assets
Investment in jointly controlled entities	69.5	118.5	72.9
Loans to jointly controlled entities	9.2	36.5	10.2
Other investments	3.1	2.7	3.0
Other financial assets	0.2	6.0	6.0
Total financial assets	82.0	163.7	92.1

TOTAL NON-CURRENT ASSETS	2,806.3	2,957.8	2,983.7

CURRENT ASSETS

Bunkers	59.9	28.6	41.1
Freight receivables	117.7	70.9	108.2
Other receivables	24.6	13.9	12.7
Other financial assets	4.1	0.0	0.0
Prepayments	28.4	17.9	20.4
Cash and cash equivalents	147.1	121.1	120.0
	381.8	252.4	302.4

Non-current assets held for sale	13.7	0.0	0.0

TOTAL CURRENT ASSETS	395.5	252.4	302.4

TOTAL ASSETS	3,201.8	3,210.2	3,286.1

Announcement no.13 / 18 August 2011	Second quarter report 2011	14 of 20

Equity and liabilities

	30 June	30 June	31 December
Million USD	2011	2010	2010

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.9	-17.9
Revaluation reserves	-2.4	-2.7	-2.5
Retained profit	1,002.5	1,184.4	1,072.3
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-11.1	-9.1	-1.8
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,036.9	1,219.9	1,115.3

LIABILITIES

Non-current liabilities
Deferred tax liability	54.0	54.6	54.3
Mortgage debt and bank loans	1,701.8	1,609.0	1,750.4
Finance lease liabilities	75.2	31.5	31.0
Acquired liabilities related to options on vessels	0.0	1.0	0.0
TOTAL NON-CURRENT LIABILITIES	1,831.0	1,696.1	1,835.7

Current liabilities
Mortgage debt and bank loans	190.7	170.1	211.3
Finance lease liabilities	3.3	1.9	2.0
Trade payables	48.9	41.9	48.0
Current tax liabilities	1.8	3.0	1.7
Other liabilities	80.0	75.2	70.2
Acquired liabilities related to options on vessels	1.0	1.8	1.9
Acquired time charter contracts	0.0	0.3	0.0
Deferred income	8.2	0.0	0.0
TOTAL CURRENT LIABILITIES	333.9	294.2	335.1

TOTAL LIABILITIES	2,164.9	1,990.3	2,170.8

TOTAL EQUITY AND LIABILITIES	3,201.8	3,210.2	3,286.1

Announcement no.13 / 18 August 2011	Second quarter report 2011	15 of 20

Equity as at 1 January – 30 June 2011

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD
Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3
Changes in equity Q1-Q2 2011:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Gain/loss from disposal treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	0.4	-	-	-	-	0.4
Comprehensive income for the period	-	-	-69.6	-	0.1	-9.3	0.0	-78.8
Total changes in equity Q1-Q2 2011	0.0	0.6	-69.8	0.0	0.1	-9.3	0.0	-78.4
Equity at 30 June 2011	61.1	-17.3	1,002.5	0.0	-2.4	-11.1	4.1	1,036.9

Equity as at 1 January – 30 June 2010

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD
Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1-Q2 2010:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	1.3	-	-	-	-	1.3
Comprehensive income for the period	-	-	-21.8	-	-0.5	-5.8	-	-28.1
Total changes in equity Q1-Q2 2010	0.0	0.2	-20.7	0.0	-0.5	-5.8	0.0	-26.8
Equity at 30 June 2010	61.1	-17.9	1,184.4	0.0	-2.7	-9.1	4.1	1,219.9

Announcement no.13 / 18 August 2011	Second quarter report 2011	16 of 20

Statement of cash flows

Million USD	Q2 2011	Q2 2010	Q1-Q2 2011	Q1-Q2 2010	2010

Cash flow from operating activities
Operating profit	-7.0	-10.8	-39.5	9.5	-79.6

Adjustments:
Reversal of profit from sale of vessels	-7.1	0.0	-1.4	-18.2	-1.9
Reversal of depreciation and impairment losses	36.5	34.4	73.1	69.4	141.4
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	0.0	35.0
Reversal of share of results of jointly controlled entities	1.3	1.3	2.4	3.7	11.5
Reversal of other non-cash movements	-5.3	-3.8	-12.0	-7.8	-8.0

Dividends received from jointly controlled entities	0.3	0.9	1.0	1.2	1.7
Interest received and exchange rate gains	2.9	0.3	6.5	0.4	0.5
Interest paid and exchange rate losses	-17.9	-12.7	-33.7	-26.9	-54.4
Income taxes paid/repaid	0.0	0.0	-1.2	-2.9	-3.6
Change in bunkers, accounts receivables and payables	-33.9	-9.8	-36.5	-7.7	-43.2
Net cash flow from operating activities	-30.2	-0.2	-41.3	20.7	-0.6

Cash flow from investing activities
Investment in tangible fixed assets	-34.4	-69.6	-102.4	-93.2	-253.9
Loans to jointly controlled entities	0.6	1.2	1.1	2.3	3.3
Sale of non-current assets	94.1	0.1	194.7	63.7	63.7
Net cash flow from investing activities	60.3	-68.3	93.4	-27.2	-186.9

Cash flow from financing activities
Borrowing, mortgage debt	60.3	54.8	87.0	80.5	344.7
Borrowing, finance lease liabilities	46.8	0.0	46.8	0.0	0.0
Repayment/redemption, mortgage debt	-130.7	-50.3	-156.2	-72.3	-153.7
Repayment/redemption, finance lease liabilities	-1.8	-1.2	-2.6	-2.4	-5.3
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	-25.4	3.3	-25.0	5.8	185.7

Net cash flow from operating, investing and financing activities	4.7	-65.2	27.1	-0.7	-1.8

Cash and cash equivalents, beginning balance	142.4	186.3	120.0	121.8	121.8

Cash and cash equivalents, ending balance	147.1	121.1	147.1	121.1	120.0

Announcement no.13 / 18 August 2011	Second quarter report 2011	17 of 20

Quarterly statement of cash flows

Million USD	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11

Cash flow from operating activities
Operating profit	-10.8	-12.5	-76.6	-32.5	-7.0

Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	16.3	5.7	-7.1
Reversal of depreciation and impairment losses	34.4	35.1	36.9	36.6	36.5
Reversal of impairment of jointly controlled entities	0.0	0.0	35.0	0.0	0.0
Reversal of share of results of jointly controlled entities	1.3	3.1	4.7	1.1	1.3
Reversal of other non-cash movements	-3.8	-0.3	0.1	-6.7	-5.3

Dividends received from jointly controlled entities	0.9	0.2	0.3	0.7	0.3
Interest received and exchange rate gains	0.3	2.2	-2.1	3.6	2.9
Interest paid and exchange rate losses	-12.7	-14.0	-13.5	-15.8	-17.9
Income taxes paid/repaid	0.0	-0.3	-0.4	-1.2	0.0
Change in bunkers, accounts receivables and payables	-9.8	7.8	-43.3	-2.6	-33.9
Net cash flow from operating activities	-0.2	21.3	-42.6	-11.1	-30.2

Cash flow from investing activities
Investment in tangible fixed assets	-69.6	-66.8	-93.9	-68.0	-34.4
Loans to jointly controlled entities	1.2	0.4	0.6	0.5	0.6
Sale of non-current assets	0.1	0.0	0.0	100.6	94.1
Net cash flow from investing activities	-68.3	-66.4	-93.3	33.1	60.3

Cash flow from financing activities
Borrowing, mortgage debt	54.8	92.1	172.1	26.7	60.3
Borrowing, finance lease liabilities	0.0	0.0	0.0	0.0	46.8
Repayment/redemption, mortgage debt	-50.3	-23.6	-57.8	-25.5	-130.7
Repayment/redemption, finance lease liabilities	-1.2	-1.3	-1.6	-0.8	-1.8
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	3.3	67.2	112.7	0.4	-25.4

Net cash flow from operating, investing and financing activities	-65.2	22.1	-23.2	22.4	4.7

Cash and cash equivalents, beginning balance	186.3	121.1	143.2	120.0	142.4

Cash and cash equivalents, ending balance	121.1	143.2	120.0	142.4	147.1

Announcement no.13 / 18 August 2011	Second quarter report 2011	18 of 20

Notes

Note 1 - Impairment test
As at 30 June 2011, TORM performed a review of the recoverable amount of the assets by assessing the value in use for the significant assets within the Tanker Division, the Bulk Division and the investment in FR8. The methodology used for calculating the value in use is unchanged compared to the annual report for 2010 and accordingly freight rate estimates for the remainder of 2011, 2012 and 2013 are based on TORM's business plans, whereas freight rates from 2014 are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate. The WACC is unchanged compared to 31 Decanter 2010.

Based on the review , Management concluded that assets within the Tanker Division and the Bulk Division were not impaired as of 30 June 2011, whereas the impairment losses recognized in 2009 and 2010 on the investment in FR8 totaling USD 55 million were maintained. The calculation of the value in use of the Tanker Division is based on the assumption that the spot freight rates in the second half of 2011 as well as 2012 and 2013 gradually will increase from the current level to equal the 10-year historic average freight rates from 1 January 2014 and onwards. The assumed freight rates for the second half of 2011 as well as 2012 and 2013 are within range of freight rate estimates observable in the market. The 10-year historic average freight rates as of 30 June 2011 are as follows:

LR2     28,335 USD/day

LR1     23,702 USD/day

MR      20,495 USD/day

Applying the current assumptions the recoverable amount of the Tanker Division exceeds the carrying amount by USD 138 million. All other things being equal the recoverable amount of the Tanker Division will equal the carrying amount if any one of the following reasonably possible changes in assumptions occurs:

●    The tanker freight rates remain at the current low level for 19 months
●    The estimated tanker freight rates decrease by USD/day 450
●    The WACC increases by 0.6% point

Note 2 - Vessels and capitalised dry-docking
	30 June	30 June	31 Dec.
USD million	2011	2010	2010
Cost:
Balance at 1 January	3,113.9	2,818.7	2,818.7
Exchange rate adjustment	0.0	0.0	0.0
Additions	7.9	5.7	73.6
Disposals	-216.7	-8.5	-13.4
Transferred to/from other items	199.3	94.4	235.0
Transferred to non-current assets held for sale	-31.8	0.0	0.0
Balance	3,072.6	2,910.3	3,113.9

Depreciation and impairments:
Balance at 1 January	553.8	428.3	428.3
Exchange rate adjustment	0.0	0.0	0,0
Disposals	-43.2	-8.5	-11.2
Depreciation for the year	70.9	67.0	136.7
Transferred to/from other items	16.3	0.0	0:0
Transferred to non-current assets held for sale	-10.4	0.0	0.0
Balance	587.4	486.8	553.8

Carrying amount	2,485.2	2,423.5	2,560.1

Note: Non-current assets held for sale of USD 13.7 million consist of a MR product tanker, which has been sold in Q2 and is delivered to the new owner in start of Q3. The sale resulted in a loss of 8 million, which is recognized in Profit from sale of vessels.

Announcement no.13 / 18 August 2011	Second quarter report 2011	19 of 20

Note 3 - Prepayments on vessels

	30 June	30 June	31 Dec.
USD million	2011	2010	2010

Cost:
Balance at 1 January	243.3	273.8	273.8
Exchange rate adjustment	0.0	0.0	0.0
Additions	92.8	86.8	204.5
Disposals	0.0	0.0	0.0
Transferred to/from other items	-199.3	-94.4	-235.0
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	136.8	266.2	243.3

Depreciation and impairments:
Balance at 1 January	16.3	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Loss from sale of new buildings	0.0	0.0	16.3
Transferred to/from other items	-16.3	0.0	0.0
Balance	0.0	0.0	16.3

Carrying amount	136.8	266.2	227.0

Note 4 - Mortgage debt and bank loans

	30 June	30 June	31 Dec.
Million USD	2011	2010	2010

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	190.7	170.1	211.3
Falling due between one and two years	283.0	211.5	207.7
Falling due between two and three years	154.1	765.0	834.4
Falling due between three and four years	272.1	74.4	192.7
Falling due between four and five years	591.0	170.0	131.6
Falling due after five years	401.6	388.1	384.0

Carrying amount	1,892.5	1,779.1	1,961.7

The syndicate of banks under a certain loan facility has agreed to an extension of the date of which the loan under the said loan facility matures from 2013 to 2015. The extension is subject to certain conditions being met by the Company. The maturity profile presented above is reflected under the assumption that these conditions are met.
The Company will, as part of the agreement, secure that the cash equity injection of USD 100 million, as announced earlier this year, will be completed by mid-December 2011 at the latest. The said loan facility will continue with TORM's existing covenant package. In addition, a market value test will be applicable from 2013 and certain ordinary dividend restrictions will apply.

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 16.9 million as at 30 June 2011 which are amortised over the term of the loans.

Announcement no.13 / 18 August 2011	Second quarter report 2011	20 of 20